January 9, 2009

VIA EDGAR

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549

Re:	NIC Inc.
Form 10-K for the year ended December 31, 2007
Filed March 17, 2008

File No. 000-26621

Dear Ms. Garnett:

We are in receipt of your letter of December 29, 2008, providing comments on NIC Inc.'s (the "Company" or “NIC”) Form 10-K for the year ended December 31, 2007. The Company’s detailed responses to the Staff’s comments are discussed below. For your convenience, we have set forth below the Staff’s comments in regular typeface followed by the Company’s responses thereto in italics.

Form 10-K for the Year Ended December 31, 2007

Government Contracts, page 7

1.

We note the disclosure that a significant amount of your revenues is derived from long-term government contracts, and that these agreements generally have terms of three to five years. We note further that certain of these contracts have been incorporated by reference to the Form S-1 Registration Statement filed with the Commission by the company on July 15, 1999. Please tell us why you have determined that subsequent agreements with the states of West Virginia, Arizona, Vermont, Colorado, South Carolina, Kentucky, Alabama, Rhode Island and Oklahoma do not need to be filed as exhibits. Please refer to Item 601(b)(10) of Regulation S-K.

Response: At the time of the Company’s initial public offering in July 1999 and for a period of time through the filing of its December 31, 2000 Form 10-K with the Commission, the Company determined that it was advisable to file all state portal contracts as exhibits primarily because of the significance of each contract to the Company’s business at a time in the Company’s history when it had far fewer contracts than it has today. This is no longer the case, as the significance of each new state portal contract has diminished as the Company has grown.

In its analysis, the Company concluded, pursuant to Item 601(b)(10)(ii) of Regulation S-K, that these contracts ordinarily accompany the kind of business conducted by the Company, and thus are deemed to have been made in the ordinary course of business. The Company routinely enters into these contracts with government agencies as an ordinary part of its business. Under Item 601(b)(10)(ii), because the contracts are such as ordinarily accompany the kind of business conducted by the Company, they need not be filed as exhibits unless they fall within one of the categories specified in Item 601(b)(10)(ii)(A)-(D).The contracts do not fall within subsection (A)

Ms. Karen J. Garnett

January 9, 2009

because none of the related parties listed in subsection (A) is a party to the contracts, the contracts do not fall within subsection (C) because none of the contracts involve the acquisition or sale of any property, plant or equipment in the amount specified, and the contracts do not fall within subsection (D) because they are not material leases. With respect to subsection (B), the Company concluded that none of the contracts was “a contract upon which [the Company’s] business is substantially dependent, as in the case of continuing contracts to sell the major part of [the Company’s] products or services . . .” The Company is currently a party to 21 of these contracts. As the Company has disclosed in Note 12 to the audited consolidated financial statements on page 72, the Company’s portal operations in the state of Indiana accounted for approximately 11% of the Company’s portal and consolidated revenues for the year ended December 31, 2007. No other state portal partner accounted for more than 10% of portal or consolidated revenues. Furthermore, none of the contracts is expected to represent more than 11% of the Company’s consolidated revenues in 2008. The loss of any single contract would likely cause some disruption in the Company’s business but would not be expected to fundamentally affect the Company’s business. The Company does not believe that its business is substantially dependent upon any single contract or that sales under any single contract represent “the major part” of the Company’s products or services.

Although this was not part of the Company’s analysis as to whether the contracts are required to be filed, the Company does note that its portal contracts have similar, although not identical, terms and conditions, which the Company believes it has disclosed in sufficient detail in its filings with the Commission in order for investors to make informed investment decisions. Such disclosures can be found in Item 1 on pages 7 and 8, throughout the risk factors in Item 1A, and in Note 3 to the audited consolidated financial statements on pages 60 and 61.

2.	Refer to the table of portal contracts on page 7. Please confirm that future filings will include the year that each of your contracts expires, in addition to the date the contract commenced.

Response: In future filings, the Company will include the date that each portal contract expires, in addition to the date the contract commenced, similar to the tabular disclosure provided in Note 3 to the audited consolidated financial statements on page 61.

3.

Please provide additional information regarding renegotiation of profits or termination of contracts at the election of the government. Please refer to Item 101(c)(1)(ix) of Regulation S-K. Provide this disclosure in future filings and tell us how you plan to respond.

Response: The Company has disclosed in Item 1 on page 8 and in a risk factor in Item 1A on page 14, that (i) renewal of portal contracts beyond the initial term is at the option of the government, (ii) a government may terminate a contract prior to the expiration date upon specific cause events that are not cured within a specified period or, in some cases, upon passing of legislation and (iii) some contracts under which the Company provides portal outsourcing services can be terminated without cause on a specified period of notice.

In future filings, the Company will continue to include this disclosure under Item 1 and will expand upon it to include the number of contracts that can be terminated without cause and the percentage of the Company’s annual consolidated revenues represented by those contracts. The disclosure will note that in the event of the termination of nearly all of these contracts without

Ms. Karen J. Garnett

January 9, 2009

cause, under the terms of the contract the government would be required to pay a fee to the Company in order to continue to use the Company’s software in its portal. The Company will disclose that any of the contracts may be terminated in certain circumstances upon the passing of legislation affecting the respective portal. The Company will also disclose that the government generally has the power under each contract to determine the prices charged to customers using the portal, and that any changes to prices charged may affect the profitability of such contract to the Company. In the Company’s history, it has never failed to secure a portal contract renewal and none of its government contracts have been terminated or materially renegotiated during the term of the contract.

Government Contracts, page 8

4.

We note that the loss of one or more of your larger state portal partners could dramatically reduce your revenues. Please tell us whether any of your portal partners accounts for 10% or more of your total revenues. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Response: As the Company has disclosed in Note 12 to the audited consolidated financial statements on page 72, the Company’s portal operations in the state of Indiana accounted for approximately 11% of the Company’s portal and consolidated revenues for the year ended December 31, 2007. No other state portal partner accounted for more than 10% of portal or consolidated revenues. The Company has not disclosed state portal contracts under Item 101(c)(1)(vii) because in most cases the Company does not make sales to the state portal partners within the meaning of Item 101(c)(1)(vii), and to the extent it does make such sales, no sales to any state portal partner exceeded 10% of consolidated revenues. In accordance with that Item, the Company has only disclosed customers to whom it makes sales and from whom it collects revenues, such as the disclosure of sales to Choicepoint on page 10 of the Form 10-K. Nevertheless, in future filings, the Company will provide disclosure under Item 1, Revenues, similar to that in Note 12, for all portal partners that account for 10% or more of consolidated revenues, whether or not such revenues are generated from sales made directly to such portal partners.

Technology and Operations, page 11

5.	Please tell us the importance to either of your business segments and the duration of all patents, trademarks, or licenses. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Response: As disclosed in the risk factor in Item 1A on page 19, the Company regards its intellectual property as important to its success, although it does not believe it has the types of patents, trademarks, licenses, etc. as contemplated by Item 101(c)(1)(iv) of Regulation S-K that are of such significance to the Company to merit specific disclosure. The Company relies on a combination of nondisclosure and other contractual arrangements with governments, its employees, subcontractors and other third parties, copyrights and privacy and trade secret laws to protect and limit the distribution of the proprietary software applications, documentation and processes it has developed in connection with the eGovernment services it offers. Nevertheless, in future filings, the Company will provide disclosure under Item 1, Technology and Operations similar to that in the risk factors regarding intellectual property and licenses in Item 1A on page 19.

Ms. Karen J. Garnett

January 9, 2009

Item 12. Security Ownership of Certain Beneficial Management and Related Shareholder Matters, page 79

6.

Refer to footnote 2 to the table of equity compensation plans under this subheading regarding the 1999 Stock Option Plan of SDR Technologies, Inc. Please explain why you have not provided a narrative description of the material features of the plan as required by Item 201(d)(3) of Regulation S-K.

Response: The Company did not provide a narrative description of the material features of the plan based upon Staff interpretation B.2 in the interpretive letter American Bar Association (available January 30, 2004). That interpretation provided that where an issuer assumes an equity compensation plan from another entity in connection with an acquisition transaction, the issuer must provide a description of the material features of the plan as required by Item 201(d)(3) only if the issuer reserves the right to make subsequent grants or awards of its equity securities under such plan. The Company disclosed in Item 12 that no further options will be granted under the plan. The Company has disclosed in the table in Item 12 the information required under Items 201(d)(2)(i) and (ii) with respect to the individual options assumed in connection with the acquisition transaction that remain outstanding. Only 14,683 options at December 31, 2007 remained outstanding under this plan, or approximately 0.02% of the Company’s total outstanding shares.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has further questions or comments after reviewing the Company's response to your letter, please do not hesitate to contact me directly at (913) 754-7007.

Very truly yours,

NIC INC.

/s/Stephen M. Kovzan

Stephen M. Kovzan

Chief Financial Officer

Ms. Karen J. Garnett

January 9, 2009

CC:	Harry H. Herington - Chief Executive Officer, NIC Inc.

William F. Bradley, Jr. – Chief Operating Officer and General Counsel, NIC Inc.

James L. Gegg, PricewaterhouseCoopers LLP

James S. Swenson - Stinson Morrison Hecker LLP